Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
20549

Attention: Joseph Kempf

Re:	ComCam International, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 16, 2010 Form 10-Q for the Quarter Ended September 30, 2010 Filed November 12, 2010 File No. 0-51763

Dear Mr. Kempf:

Thank you for your comments dated January 26, 2011, related to ComCam International, Inc.’s (the “Company”) disclosure on Form 10-K/A for the fiscal year ended December 31, 2009 and on Form 10-Q/A for the quarter ended September 30, 2010 that were filed with the Commission on January 14, 2011.

We do hereby submit this response letter and a redlined copy of our Form 10-K/A-2 under the form type labeled CORRESP. Further we have filed said amended current report with the Commission as of March 9, 2011.

Please direct copies of all responses and any additional comments to the following address and fax number:

Don Gilbreath
Chief Executive Officer
ComCam International, Inc.,
1140 McDermott Drive
West Chester, Pennsylvania 19380
Telephone: (610) 436-8089
Facsimile: (610) 436-8079

The following pages contain our detailed responses to your comments.

ComCam International, Inc.

1140 McDermott Dr., Suite 200, West Chester, PA 19380 USA

Tel 610.436.8089 Fax 610.436.8079

Form 10-K for the Year Ended December 31, 2009

1.	The historical financial statements of your predecessor, Pinnacle Integrated Systems, as incorporated by reference in response to comment 3 of our letter dated December 30, 2010 do not cover the full interim period prior to the acquisition of Pinnacle Integrated Systems on December 30, 2009. Please review, in accordance with Item 8 of Form 10-K and Rule 8-02 and Note 1 to Article 8 of Regulation S-X, to include audited part year historical financial statements of your predecessor Pinnacle Integrated Systems, for the period January 1, 2009 through the date prior to the December 30, 2009 acquisition.

Response:

Based on the disclosure requirements of Item 8 of Form 10-K, Rule 8-02 and Note 1 of Article 8 of Regulation S-X, we have included audited historical financial statements for Pinnacle Integrated Systems, for the period from January 1, 2009 through the date prior to the December 30, 2009 acquisition.

2.	Historical financial statements of Pinnacle Integrated Systems should be included together with those of ComCam International, Inc. and should be clearly identified as the financial statements of a predecessor to ComCam International, Inc. Please revise Forms 10-K and 10-Q accordingly.

Response:

We have revised our disclosure on Form 10-K/A-2 to identify the distinct financial statements of ComCam International, Inc. and have included the historical audited financial statements of Pinnacle Integrated Systems as Exhibit 99 thereto. Further, the historical interim financial statements of Pinnacle Integrated Systems as of September 30, 2010 are incorporated by reference in the Form 10-Q/A filed with the Commission on January 14, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

3.	Similarly, please expand your narrative discussion of material changes and year to date comparisons to address the pre-acquisition results of operations of the predecessor, Pinnacle Integrated Systems. See Item 303(a)(3)(iii) of Regulation S-K.

Response:

We have expanded our narrative discussion of material changes and year to date comparisons to address the pre-acquisition results of operations of Pinnacle Integrated Systems.

Form 10-Q, September 30, 2010
Financial Statements
Note 3 Long Term Debt, page 8

4.	We note that according to your response to comment 10, ComCam International has made no arrangements to remedy the condition of default on its secured notes payable held by Mr. and Mrs.
Betty and Brown. We further note that these notes payable are collateralized by 100% of the common shares and all of the assets of your subsidiary Pinnacle Integrated Systems. Please refer to Items 303(a)(1) and 303(a)(3)(ii) of Regulation S-K. Given the continuing risk of foreclosure, in future filings, Management’s Discussion and Analysis should address known uncertainties regarding this condition of default and the known impact that foreclosure would have upon future results of operations and liquidity.

ComCam International, Inc.
1140 McDermott Dr., Suite 200, West Chester, PA 19380 USA
Tel 610.436.8089 Fax 610.436.8079

Response:

We have reviewed Items 303(a)(1) and 303(a)(3)(ii) of Regulation S-K and will address known uncertainties regarding this condition of default and the known impact that foreclosure would have upon future results of operations and liquidity should such condition remain as of the date of such future filings.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-K/A-2 please contact us. We may be reached at (610) 436-8089.

Sincerely,

/s/ Don Gilbreath
Don Gilbreath
Chief Executive Officer and Chief Financial Officer

Attachment

Form 10-K/A-2 redline copy

ComCam International, Inc.

1140 McDermott Dr., Suite 200, West Chester, PA 19380 USA

Tel 610.436.8089 Fax 610.436.8079